August 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	GigaCloud Technology Inc (CIK: 0001857816) (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made that certain letter filed as correspondence by Aegis Capital Corp. (“Aegis”) with the U.S. Securities and Exchange Commission via EDGAR on August 16, 2022, in which Aegis joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for August 18, 2022 at 4:30 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933. The Company is withdrawing such request for acceleration of the effective date and Aegis joins in the request of the Company and hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company and Aegis reserve the right to resubmit another request for acceleration of the Registration Statement at a future date.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
Name: Griffin Cassagne
Title: Executive Vice President